FOR IMMEDIATE RELEASE                             Contact- Guy T. Marcus
October 11, 1995                                  Vice President-Inv. Rel.
                                                  (214) 978-2691

                HALLIBURTON ANNOUNCES SPIN-OFF OF INSURANCE UNIT

     DALLAS, Texas -- Halliburton Company announced today that it intends to spin-off its Highlands Insurance Group, Inc. subsidiary to its shareholders by the end of 1995. In the spin- off Halliburton will distribute to its shareholders one share of Highlands common stock for every ten shares of Halliburton common stock held. The spin-off will be non-taxable to Halliburton shareholders. The record and distribution dates for the spin-off will be set later this year when the necessary regulatory reviews and approvals have been obtained.

     The spin-off of Highlands will complete Halliburton's divestiture of its Insurance Services business segment. A life insurance company was sold in 1988. A health care management company was sold in 1992.

     In connection with the spin-off, Halliburton and Highlands have entered into definitive agreements with Insurance Partners, L.P., a private investment group, pursuant to which Insurance Partners and Highlands management will invest $60 million in Highlands at the time the spin-off is completed in exchange for debentures and warrants that will allow Insurance Partners to acquire up to approximately 43% of the common stock of Highlands for a total investment of up to
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approximately $130 million.  Halliburton will not receive a cash dividend or securities from Highlands in connection with the spin-off.

     Halliburton also stated that during its third quarter ending September 30, 1995, Highlands increased its reserves for claim losses and related expenses and provisions for certain legal matters by $125 million before tax. These provisions, together with certain other provisions associated with Halliburton's complete exit from the insurance industry, will result in Halliburton reporting in its third quarter ending September 30, 1995, an after-tax loss of about $67 million from its Insurance Services segment as a discontinued line of business, or approximately $0.59 per Halliburton common share. This reserve strengthening by Highlands primarily recognizes expected increased claims, particularly environmental and asbestos claims, resulting from lines of insurance no longer written by Highlands.
     At June 30, 1995, Halliburton's investment in Highlands represented about 16% of Halliburton total shareholders' equity. The $125 million of pre-tax reserve provisions will reduce the amount of Halliburton's investment in Highlands, but will not increase the overall impact of the spin-off on Halliburton shareholders' equity.

     When the spin-off is completed Richard M. Haverland will become chairman of Highlands' board of directors and its CEO. Haverland, 54, has more than 25

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years of insurance industry  experience,  having served most recently as vice as vice chairman and chairman and CEO elect of Continental Corporation. From 1991 to 1994, Haverland served as executive vice president of insurance operations at American Premier Underwriters, from 1984 to 1991 as executive vice president of Great American Insurance Company and prior to then as president and COO of the Progressive Corporation.

     Thomas H. Cruikshank, chairman of Halliburton, said, "The spin-off of Highlands to our shareholders completes our exit from the insurance services business. Halliburton can now focus on its core businesses, oil field services and engineering and construction services, and continue to improve their performance. Our investment in Highlands has not added to our overall financial performance in recent years. We believe Highlands will be a more successful enterprise as a publicly-traded company with strengthened management and the new investment of Insurance Partners. The spin-off allows Highlands to go forward as an independent company with a strategy based solely on its own objectives. We expect that Halliburton's 1995 third quarter earnings from continuing operations will show significant improvement over the second quarter of this year and the third quarter of 1994. We think this is an ideal solution for both Halliburton and Highlands."

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     Insurance Partners, L.P. is a $540 million investment partnership formed in
February 1994 to sponsor acquisitions, recapitalizations, demutualizations, and other structured transactions in the property/casualty and life insurance industries in the U.S. and abroad. Principal partners include Centre Reinsurance Holdings Limited; Keystone, Inc. (formerly The Robert M. Bass Group); and The Chase Manhattan Corporation. Since its formation, Insurance Partners has created the largest dedicated corporate capital syndicate at Lloyd's, has partnered with Zurich Insurance Company in the acquisition of Home Holdings and the pending acquisition of Kemper Corporation and sponsored the spin-off of Transport Holdings, Inc. from the Travelers Group. Insurance Partners Advisors, L.P., of New York City, is the partnership's advisor.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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